UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the first quarter results ended July 23, 2006

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |_|      Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

August 29, 2006
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

For the 12-week period
ended July 23, 2006

Management’s Discussion and Analysis

The purpose of this Management’s Discussion and Analysis (MD&A) is, as required by regulators, to explain management’'s point of view on Alimentation Couche-Tard Inc.’s (Couche-Tard) financial condition and results of operations as well as the performance during the first quarter for the fiscal year that will end April 29, 2007. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader’s understanding of the quarterly consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By "we", "our", "us" and "the Company", we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard’s 2006 Annual Report (the 2006 Annual Report), which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements.

It is important to know that the forward-looking statements in this MD&A describe our expectations as at August 29, 2006 and are not guarantees of future performance of Couche-Tard or its industry and involve known and unknown risks and uncertainties which may cause Couche-Tard’s or the industry’s outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under "Business Risks" and "Other Risks" in the 2006 Annual Report as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. With respect to our positioning in North America, we are the most profitable public company in the industry and the second-largest independent convenience store operator (not integrated with a petroleum company) in terms of number of stores. Finally, we are the third-largest convenience store operator in North America.

We operate 5,114 convenience stores throughout our North American network, including 3,180 stores with motor fuel dispensing. We are present in eight North American markets, including five in the United States covering 23 states and three in Canada covering seven provinces and territories. Over 38,000 people are employed throughout our network.

Our mission is to offer our clients the best service on the market by developing a customized and friendly relationship with them while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients’ demands in a clean and welcoming environment. Our positioning in the industry stems from the success of our business model, which is based on a decentralized management structure and operational expertise, which benefits from our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, particularly the higher growth and higher margin foodservice category, and continued investment in our proprietary brand products as well as our IMPACT program and store technology.

The convenience store sector is fragmented. Approximately 25% of the 138,200 stores located in the United States are operated by ten main players. Our industry is in a consolidation and restructuring phase following the indebtedness of several small operators since the 1990’s, stiff competition and major fluctuations in motor fuel margins. We are participating in this process through our acquisitions and we believe that it is still possible for well-capitalized, established industry participants such as Couche-Tard to grow through mergers and acquisitions.

Main Accounting Estimates, Changes in Accounting Principles and Consolidated Income Statement Categories

No major changes occurred in the quarter ended July 23, 2006 with respect to this information. For further details, please consult the 2006 Annual Report.

Exchange Rate Data

The Company’s US dollar consolidated reporting currency provides shareholders with more relevant information giving consideration to the predominance of our operations in the United States and our US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:
	12-week periods ended
	July 23, 2006	July 17, 2005
Average for period (1)	0.8966	0.8042
Period end	0.8784	0.8192

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Highlights of the First Quarter

Business acquisitions

Effective June 12, 2006, we purchased, from Spectrum Stores, Inc. and Spectrum Holding, Inc., 90 Company-operated stores operating, for the majority, under the Spectrum banner in the States of Alabama and Georgia in the United States for a cash consideration of $139.9 million.

Dividends

In line with our dividend policy, the Board of Directors declared and approved a quarterly dividend of Cdn$0.025 per share for the fourth quarter of 2006, which was paid on July 31, 2006. Subsequent to the end of the first quarter of 2007, the Board of Directors declared and approved a quarterly dividend of Cdn$0.025 per share for the first quarter of 2007, payable on September 18, 2006.

Outstanding shares and stock options

As at August 22, 2006, Couche-Tard had 56,185,812 Class A multiple voting shares and 145,862,474 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 9,299,780 outstanding stock options for the purchase of Class B subordinate voting shares.

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 12-week periods ended July 23, 2006 and July 17, 2005:
(In millions of US dollars, unless otherwise stated)	12-week periods ended

	July 23, 2006	July 17, 2005	Change
Statement of Operations Data:
Merchandise and service revenues (1):
United States	705.5	653.3	52.2	8.0%
Canada	387.7	337.4	50.3	14.9%
Total merchandise and service revenues	1,093.2	990.7	102.5	10.3%
Motor fuel revenues:
United States	1,520.7	1,009.9	510.8	50.6%
Canada	243.2	181.7	61.5	33.8%
Total motor fuel revenues	1,763.9	1,191.6	572.3	48.0%
Total revenues	2,857.1	2,182.3	674.8	30.9%
Merchandise and service gross profit (1):
United States	237.2	212.9	24.3	11.4%
Canada	135.4	115.0	20.4	17.7%
Total merchandise and service gross profit	372.6	327.9	44.7	13.6%
Motor fuel gross profit:
United States	70.3	67.6	2.7	4.0%
Canada	15.4	13.3	2.1	15.8%
Total motor fuel gross profit	85.7	80.9	4.8	5.9%
Total gross profit	458.3	408.8	49.5	12.1%
Operating, selling, administrative and general expenses	339.4	298.0	41.4	13.9%
Depreciation and amortization of property and equipment and other assets	27.8	22.7	5.1	22.5%
Operating income	91.1	88.1	3.0	3.4%
Net earnings	44.6	54.1	(9.5)	(17.6%)
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	34.1%	33.1%	1.0%
United States	33.6%	32.6%	1.0%
Canada	34.9%	34.1%	0.8%
Growth of same-store merchandise revenues (2) (3):
United States	4.7%	5.6%
Canada	2.9%	5.2%
Motor fuel gross margin :
United States (cents per gallon) (3)	13.60	14.86	(1.26)	(8.5%)
Canada (Cdn cents per litre)	4.75	4.76	(0.01)	(0.2%)
Volume of motor fuel sold (4):
United States (millions of gallons)	534.9	467.4	67.5	14.4%
Canada (millions of litres)	361.7	348.0	13.7	3.9%
Growth of same-store motor fuel volume (3):
United States	3.6%	10.3%
Canada	3.4%	5.1%
Per-Share Data:
Basic net earnings per share (dollars per share)	0.22	0.27	(0.05)	(18.5%)
Diluted net earnings per share (dollars per share)	0.21	0.26	(0.05)	(19.2%)

	July 23, 2006	April30, 2006	Change
Financial position:
Total assets	2 422.1	2,369.2	52.9	2.2%
Interest-bearing debt	522.3	524.1	(1.8)	(0.3%)
Shareholders’ equity	998.8	966.0	32.8	3.4%
Ratios:
Net interest-bearing debt/total capitalization (5)	0.20:1	0.15:1
Net interest-bearing debt/EBITDA (6)	0.56:1(7)	0.39:1
(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For Company-operated stores only.
(4)	Includes volumes of franchisees and dealers.
(5)	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(6)	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(7)	This ratio is standardized over one year. It includes the results of the first quarter for the fiscal year that will end April 29, 2007 as well as the results of the second, third and fourth quarters of the fiscal year ended April 30, 2006.

Analysis of Consolidated Results for the First Quarter of 2007

The following table presents certain information regarding changes in our stores over the 12-week period ended July 23, 2006:
	Company-operated	Affiliated
	stores	stores	Total
Number of stores, beginning of quarter	3,632	1,351	4,983
Acquired	90	-	90
Opened/ built	8	53	61
Closed	(11)	(9)	(20)
Converted into affiliated stores	(3)	3	-
Number of stores, end of quarter	3,716	1,398	5,114

During the quarter, we also implemented our IMPACT program in 39 Company-operated stores. As a result, 47.4% of our Company-operated stores have now been converted to our IMPACT program, which gives us considerable flexibility for future internal growth. The decrease in this ratio compared with the information published as at April 30, 2006 is related to the stores acquired during the quarter, that have not yet been renovated.

Revenues

Our revenues amounted to $2.9 billion for the 12-week period ended July 23, 2006, up $674.8 million, an increase of 30.9% of which $52,8 million are related to the Spectrum acquisition.

The growth of merchandise and service revenues was $102.5 million or 10.3%, of which $40.0 million are related to an appraisal of 11.5% of the Canadian dollar against it’s counterpart. In the United States, growth of same-store merchandise revenues was 4.7 % while it was 2.9% in Canada. The cigarettes, beverages and food services categories recorded the most significant increases, with combined growth of $55.0 million. Energy drinks and water posted the sharpest increase in the beverage category. With an increasing number of beer caves in the U.S. market, this category was also able to record constant growth in sales. We also continue to benefit from our pricing and product mix strategies, as well as the ongoing implementation of our IMPACT program throughout our network. Nevertheless, poor weather in Canada during six weeks of the quarter slowed sales to a certain degree.

Motor fuel revenues increased $572.3 million or 48.0% of which $324.8 million arise from a higher average retail price at the pump in both United States and Canada for our Company-operated stores as presented in the table below, commencing with the second quarter of the fiscal year ended April 30, 2006:
					Weighted
Quarter	2nd	3rd	4th	1st	average
53-week period ended July 23, 2006
United States (US dollars per gallon)	2.62	2.33	2.30	2.86	2.51
Canada (Cdn cents per litre)	95.65	84.61	88.63	96.08	90.82
52-week period ended July 17, 2005
United States (US dollars per gallon)	1.86	1.91	2.07	2.18	2.00
Canada (Cdn cents per litre)	76.53	73.79	78.60	82.79	77.68

In the United States, the growth of same-store motor fuel volume was 3.6% in the first quarter of fiscal 2007 while it was 3.4% in Canada. These growths mainly reflect our selective pricing strategies implemented in certain areas of the United States to increase sales volume partially offset by the volatile nature of the motor fuel business and by strong competition in some regions.

Gross Profit

The merchandise and service gross margin was 34.1%, up from 33.1% in the same quarter of fiscal 2006. The gross margin in the United States was 33.6%, up from 32.6% for the quarter ended July 17, 2005. In Canada, it was 34.9% compared with 34.1% for the same quarter of fiscal 2006. In both our U.S. and Canadian markets, the impact of improvements in purchasing terms, changes in product mix with a focus on higher margin items, the launch of new products that were well received by customers and that generated higher margins, as well as the implementation of our IMPACT program in an increasing number of our stores are behind the increase in gross margin. However, the increase in gross margin in the United States and Canada was also affected by our pricing strategies on certain product categories designed to increase volume.

With respect to motor fuel gross margin, it decreased to 13.60¢ per gallon in the United States for our Company-operated stores compared to 14.86¢ per gallon in the corresponding quarter of the previous fiscal year, whereas in Canada, for all the sites, it was relatively stable, reaching Cdn4.75¢ per litre for the quarter ended July 23, 2006 compared with Cdn4.76¢ per litre for the quarter ended July 17, 2005. As we have stated in previous quarters, the volatility in margins from one quarter to another tends to stabilize on an annual basis.

The following table provides some information related to the motor fuel gross margin of our Company-operated stores in the United States for the last four quarters, commencing with the second quarter of the fiscal year ended April 30, 2006:
(US cents per gallon)
					Weighted
Quarter	2nd	3rd	4th	1st	average
53-week period ended July 23, 2006
Before deduction of electronic payment modes related expense	17.05	17.63	10.96	13.60	14.82
After deduction of electronic payment modes related expense	13.55	14.39	7.65	9.78	11.36
52-week period ended July 17, 2005
Before deduction of electronic payment modes related expense	12.44	16.30	11.26	14.86	13.90
After deduction of electronic payment modes related expense	9.89	13.61	8.51	11.88	11.16

For the first quarter of fiscal 2007, the motor fuel gross margin for our Company-operated stores fell $6.4 million (excluding the increase due to the rise in volume). Net of expenses related to electronic payment modes, the gross margin (excluding the increase due to the rise in volume) fell $10.7 million. However, all of these factors were offset by the positive impact of the increase in volume generated by our pricing strategies in the U.S. which stood approximately at $9.0 million for our Company-operated stores.

Operating, selling, administrative and general expenses

Operating, selling, administrative and general expenses increased by 0.9% in proportion of merchandise and service revenues. These costs were significantly affected by expenses related to electronic payment modes, which vary in line with motor fuel revenues, higher salaries, which in part is due to a labour shortage in certain regions and an increasing number of fuel drive-offs resulting from the sharp rise in motor fuel prices.

Depreciation and amortization of property and equipment and other assets

The increase in depreciation expense stems primarily from investments made over the past year through acquisitions and the ongoing implementation of the IMPACT program in our network.

Financial expenses

Financial expenses were up $1.3 million compared with the quarter ended July 17, 2005. The change is mainly due to higher interest rates and a negative variance of $1.2 million related to our interest rate swaps, offset by $2.2 million in interest income generated from the investing of excess cash.

Income taxes

Following the Government of Quebec’s adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the Taxation Act, we posted a $9.9 million unusual retroactive income tax expense in the first quarter. Excluding the impact of Bill 15, the effective income tax rate for this quarter was 34.0%. Our effective income tax rate is affected by the growing impact of the increase in earnings before income taxes related to our activities in the United States.

Net earnings

We closed the first quarter of 2007 with a decrease in net earnings of $9.5 million, resulting in a per share of $0.22 or $0.21 on a diluted basis. The net earnings of this quarter were affected by factors for which the Company has little control:
12-week period ended
(In millions of US dollars)	July 23, 2006
First quarter net earnings as reported	44.6
Negative impact related to Bill15	9.9
Negative impact related to the decrease in the motor fuel margin, after taxes (1)	4.2
Negative impact due to the increase in expenses related to electronic payment modes, after taxes (2)	4.1
Positive impact related to changes in the exchange rate (3)	(1.1)
Adjusted net earnings for the first quarter (4)	61.7
(1)	Decrease in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(2)	Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(3)	Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(4)

These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking into account these factors, net earnings for this quarter would have amounted to $61.7 million, or $0.30 per share on a diluted basis, which represents an increase of 14.0% compared with the net earnings for the quarter ended July 17, 2005.

Liquidity and Capital Resources

Our sources of liquidity remain unchanged compared with the fiscal year ended April 30, 2006. For further information, please consult the 2006 Annual Report.

We entered into interest rate swaps with three banks in fiscal 2004. The terms of the agreements remain unchanged compared with the information published in our 2006 Annual Report.

Our capital expenditures and acquisitions realized during this quarter were financed using our excess cash. In the future, we are confident that we will be able to continue to finance these capital expenditures and smaller acquisitions by using excess cash provided by operating activities and by monetization of our real estate portfolio. Any major acquisition would be financed through a combination of debt financing, monetization of our real estate portfolio and, as last resort, by share issuance.

The conditions of our credit facilities remain unchanged since April 30, 2006. As at July 23,2006, these credit facilities were unused except for letters of credit totalling $15.5 million with respect to the U.S. facility and Cdn$0.9 million for the Canadian facility.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended
	July 23, 2006	July 17, 2005	Change
Operating activities
Cash flows (1)	75.7	78.4	(2.7)
Other	17.1	(19.5)	36.6
Net cash provided by operating activities	92.8	58.9	33.9
Investing activities
Business acquisitions	(139.9)	-	(139.9)
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	(28.0)	(32.4)	4.4
Proceeds from sale and leaseback transactions	5.2	16.8	(11.6)
Other	(8.2)	(0.3)	(7.9)
Net cash used in investing activities	(170.9)	(15.9)	(155.0)
Financing activities
Repayment of long-term debt	(1.9)	(1.6)	(0.3)
Issuance of shares, net of share issue expenses	-	0.2	(0.2)
Net cash used in financing activities	(1.9)	(1.4)	(0.5)
Company credit rating
Standard and Poor’s	BB	BB-
Moody’s	Ba1	Ba2
(1)

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the first quarter, the cash provided by other elements is due to the variance in our non-cash working capital, which comes mainly from the increase in income taxes payable, partially offset by the increase in inventories and accounts receivable.

Investing activities

Our major investment during this quarter was the acquisition of Spectrum. Capital expenditures in this quarter are primarily related to the ongoing implementation of our IMPACT program throughout our network, investments in the new stores acquired over the last four quarters and the replacement of equipment in some of our stores to enhance our offer of products and services.

Financing activities

The Company repaid $1.9 million of its long-term debt during the first quarter of 2007.

Financial Position

As per our indebtedness ratios included in the "Selected Consolidated Financial Information" section and our net cash provided by operating activities, we have an excellent financial position.

The increase in our total assets is mainly attributable to the $75.4 million increase in our property and equipment, the increase in our inventory, which stands at $23.1 million, and the $39.0 million increase in our goodwill. These increases are primarily the result of the acquisition of 90 sites from Spectrum. All these elements were offset by the $81.7 million decrease in our cash and cash equivalents, also following the acquisition of these stores.

Contractual Obligations

No major changes occurred during the quarter ended July, 23, 2006, with respect to the Company’s contractual obligations. For further information, please consult the 2006 Annual Report.

Summary of Quarterly Results
(In millions of US dollars, except for per share data,	12-week
unaudited)	period
	ended
	July 23,	53-week period ended				Extract of the 52-week period
	2006	April 30, 2006				ended April24, 2005
Quarter	1st	4th	3rd	2nd	1st	4th	3rd	2nd
Weeks	12 weeks	13 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks
							restated	restated
Revenues	2,857.1	2,638.9	2,944.2	2,391.9	2,182.3	1,961.7	2,400.2	1,840.3
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	118.9	84.0	128.2	115.6	110.8	68.7	92.6	84.3
Depreciation and amortization of property and equipment and other assets	27.8	26.8	33.4	24.0	22.7	21.6	26.4	18.8
Operating income	91.1	57.2	94.8	91.6	88.1	47.1	66.2	65.5
Financial expenses	8.5	8.5	10.8	7.5	7.2	7.4	10.3	6.6
Net earnings	44.6	32.1	54.5	55.5	54.1	32.5	36.3	38.3
Net earnings per share
Basic	$0.22	$0.16	$0.27	$0.27	$0.27	$0.16	$0.18	$0.19
Diluted	$0.21	$0.15	$0.26	$0.27	$0.26	$0.16	$0.18	$0.19

Subsequent Events

Acquisitions

On August 24, 2006, we signed an agreement with Holland Oil Company to acquire 54 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. The transaction amount will be determined on closing. If the transaction is completed as expected in September 2006, we anticipate that these stores will contribute to our operating income on an annual basis. This transaction will be carried out using our excess cash.

On August 21, 2006, we finalized, with Moore Oil Company LLC, the acquisition of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, six are Company-operated, 17 are operated by independent store operators and one is currently under construction. This acquisition was settled for a total cash consideration of $32.0 million financed from our excess cash.

On August 17, 2006, we signed an agreement with Sparky’s Oil Company to acquire 24 company-operated stores operating under the Sparky’s banner in West Central Florida, United States. The transaction amount will be determined on closing. If the transaction is completed as expected in October 2006, we anticipate that these stores will contribute to our operating income on an annual basis. This transaction will be carried out using our excess cash.

Contractual agreement

On August 25, 2006, we signed an agreement with Shell Oil Products US to lease and operate 31 stores in the Chicago metropolitan area. The 31 stores will be re-imaged Circle K and will continue to sell Shell fuel.

Outlook

No major changes occurred in the quarter ended July 23, 2006 with respect to this information. For further details, please consult the 2006 Annual Report.

August 29, 2006

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	July 23,	July 17,
For the 12-week periods ended	2006	2005
	$	$
Revenues	2,857.1	2,182.3
Cost of sales	2,398.8	1,773.5
Gross profit	458.3	408.8

Operating, selling, administrative and general expenses	339.4	298.0
Depreciation and amortization of property and equipment and other assets	27.8	22.7
	367.2	320.7
Operating income	91.1	88.1
Financial expenses	8.5	7.2
Earnings before income taxes	82.6	80.9
Income taxes (Note 3)	38.0	26.8
Net earnings	44.6	54.1

Net earnings per share (Note 4)
Basic	0.22	0.27
Diluted	0.21	0.26
Weighted average number of shares (in thousands)	202,041	202,006
Weighted average number of shares – diluted (in thousands)	208,125	207,106
Number of shares outstanding at end of period (in thousands)	202,048	202,034

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)
	July 23,	July 17,
For the 12-week periods ended	2006	2005
	$	$
Balance, beginning of period	9.4	5.6
Stock-based compensation (Note 6)	1.0	1.2
Balance, end of period	10.4	6.8

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)
	July 23,	July 17,
For the 12-week periods ended	2006	2005
	$	$
Balance, beginning of period	505.0	317.5
Net earnings	44.6	54.1
	549.6	371.6
Dividends	(4.5)	-
Balance, end of period	545.1	371.6
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	July 23,	July 17,
For the 12-week periods ended	2006	2005
	$	$
Operating activities
Net earnings	44.6	54.1
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	25.0	20.9
Future income taxes	4.1	2.4
Loss on disposal of property and equipment and other assets	2.0	1.0
Deferred credits	5.0	2.2
Other	3.7	0.2
Changes in non-cash working capital	8.4	(21.9)
Net cash provided by operating activities	92.8	58.9

Investing activities
Business acquisition (Note 2)	(139.9)	-
Purchase of property and equipment	(31.2)	(33.1)
Proceeds from sale and leaseback transactions	5.2	16.8
Liabilities assumed on business acquisitions	(5.0)	-
Proceeds from disposal of property and equipment	3.2	0.7
Increase in other assets	(3.2)	(0.3)
Net cash used in investing activities	(170.9)	(15.9)

Financing activities
Repayment of long-term debt	(1.9)	(1.6)
Issuance of shares, net of share issue expenses	-	0.2
Net cash used in financing activities	(1.9)	(1.4)
Effect of exchange rate fluctuations on cash and cash equivalents	(1.7)	0.5
Net (decrease) increase in cash and cash equivalents	(81.7)	42.1
Cash and cash equivalents, beginning of period	331.5	252.7
Cash and cash equivalents, end of period	249.8	294.8

Supplemental information:
Interest paid	17.1	13.7
Income taxes paid	3.7	4.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at July 23,	As at April 30,
	2006	2006
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	249.8	331.5
Temporary investments	21.1	21.4
Accounts receivable	164.4	153.0
Income taxes receivable	-	0.7
Inventories	345.4	322.3
Prepaid expenses	13.4	15.2
Future income taxes	13.7	18.9
	807.8	863.0
Property and equipment	1,089.5	1,014.1
Goodwill	284.8	245.8
Trademarks and licenses	166.7	175.4
Deferred charges	26.6	28.2
Other assets	46.3	42.1
Future income taxes	0.4	0.6
	2,422.1	2,369.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	680.9	681.8
Income taxes payable	33.5	-
Current portion of long-term debt	8.3	8.0
Future income taxes	0.1	0.1
	722.8	689.9
Long-term debt	514.0	516.1
Deferred credits and other liabilities	131.2	127.2
Future income taxes	55.3	70.0
	1,423.3	1,403.2

Shareholders' equity
Capital stock	351.0	351.0
Contributed surplus	10.4	9.4
Retained earnings	545.1	505.0
Cumulative translation adjustments	92.3	100.6
	998.8	966.0
	2,422.1	2,369.2
The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2006 Annual Report (the 2006 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

The Company’s business follows a seasonal pattern. The busiest period is the first quarter of each fiscal year, which includes summer’s sales.

2. BUSINESS ACQUISITION

Effective June 12, 2006, the Company purchased, from Spectrum Stores, Inc. and Spectrum Holding, Inc., 90 Company-operated stores operating, for the majority, under the Spectrum banner in the States of Alabama and Georgia in the United States.

This acquisition was settled for a total cash consideration of $139.9 financed using the Company’s excess cash. The preliminary allocation of the purchase price of the acquisition described below was established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary allocation is subject to material adjustments to the fair value of the assets and liabilities should new information become available. The preliminary allocation is based on the estimated fair values on the date of the acquisition:
$
Assets acquired
Inventories	9.0
Property and equipment	92.2
Other assets	1.6
Total assets	102.8
Liabilities assumed
Accounts payable and accrued liabilities	1.7
Deferred credits and other liabilities	3.2
Total liabilities	4.9
Net tangible assets acquired	97.9
Trademark	0.4
Goodwill	41.6
Total consideration paid, including direct acquisition costs	139.9

Most of the goodwill related to this transaction is deductible for tax purposes.

3. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July23, 2006, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

4. NET EARNINGS PER SHARE
	12-week period			12-week period
	ended July 23, 2006			ended July 17, 2005
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$

Basic net earnings attributable to Class A and B shareholders	44.6	202,041	0.22	54.1	202,006	0.27
Dilutive effect of stock options		6,084	(0.01)		5,100	(0.01)
Diluted net earnings available for Class A and B shareholders	44.6	208,125	0.21	54.1	207,106	0.26

A total of 230,600 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12-week period ended July 23, 2006. There are 925,100 stock options excluded from the calculation for the 12-week period ended July17, 2005.

5. CAPITAL STOCK

As at July 23, 2006, the Company has 56,232,652 (56,594,692 as at July 17, 2005) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,815,634 (145,438,810 as at July17, 2005) outstanding Class B subordinate voting shares each comprising one vote per share.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at July 23, 2006, 9,299,780 (9,143,900 as at July 17, 2005) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until May 19, 2016, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Two series of stock options totaling 60,600 stock options at exercise prices of Cdn$25.09 and Cdn$25.71 were granted since the beginning of the fiscal year.

For the 12-week period ended July 23, 2006, the stock-based compensation costs amount to $1.0. For the 12-week period ended July17, 2005, the stock-based compensation costs amount to $1.2.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

 risk-free interest rate of 4.37%;
 expected life of 8 years;
 expected volatility of 35%;
 expected quarterly dividend of Cdn$0.025 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.70 (Cdn$8.24 as at July17, 2005). A description of the Company’s stock-based compensation plan is included in Note19 of the consolidated financial statements presented in the 2006 Annual Report.

7. EMPLOYEE FUTURE BENEFITS

For the 12-week period ended July 23, 2006, the Company’s total net pension expense included in consolidated statements of earnings amounts to $1.2. For the corresponding 12-week period ended July 17, 2005, the net expense is $1.0. The Company’s pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

8. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:
	12-week period			12-week period
	ended July 23, 2006			ended July 17, 2005
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	705.5	387.7	1,093.2	653.3	337.4	990.7
Motor fuel	1,520.7	243.2	1,763.9	1,009.9	181.7	1,191.6
	2,226.2	630.9	2,857.1	1,663.2	519.1	2,182.3
Gross Profit
Merchandise and services	237.2	135.4	372.6	212.9	115.0	327.9
Motor fuel	70.3	15.4	85.7	67.6	13.3	80.9
	307.5	150.8	458.3	280.5	128.3	408.8
Property and equipment and goodwill (a)	922.6	451.7	1,374.3	620.4	413.9	1,034.3

(a)    Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9. HURRICANES

During fiscal year 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company’s sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $17.1, which will result in a net claim of about $13.2. The net book value of the damaged assets is lower than the net claim. As at July 23, 2006, the Company has received $4.3 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

10. SUBSEQUENT EVENTS

Business acquisitions

On August 24, 2006, the Company signed an agreement with Holland Oil Company to acquire 54 stores operating under the Holland Oil and Close to You banners in Ohio, United States. The transaction amount will be determined on closing.

On August 21, 2006, the Company finalized, with Moore Oil Company LLC, the acquisition of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, six are Company-operated, 17 are operated by independent store operators and one is currently under construction. This acquisition was settled for a total cash consideration of $32.0 financed from the Company’s available cash.

On August 17, 2006, the Company signed an agreement with Sparky’s Oil Company to acquire 24 company-operated stores operating under the Sparky’s banner in the West Central Florida, United States. The transaction amount will be determined on closing.

Contractual agreement

On August 25, 2006, the Company signed an agreement with Shell Oil Products US to lease and operate 31 stores in the Chicago metropolitan area. The 31 stores will be re-imaged Circle K and will continue to sell Shell fuel.

www.couche-tard.com	www.macs.ca	www.circlek.com

www.sloche.com	www.froster.ca